SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934


                                ANDRX CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)


                   Cybear Group Common Stock, $.001 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   23243C102
--------------------------------------------------------------------------------
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement 9. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

                                Page 1 of 5 Pages
                              There are no exhibits
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                               CUSIP No. 23243C102

(1)      Names of Reporting Persons               Alan P. Cohen
                                   ---------------------------------------------
         S.S. or I.R.S. Identification Nos. of Above Persons
                                                            --------------------
(2)      Check the Appropriate Box if a Member of a Group

         (See Instructions (a)  [ ]   (b)  [ ]

(3)      SEC Use Only
                     -----------------------------------------------------------
(4)      Citizenship or Place of Organization              U.S.A.
                                             -----------------------------------
           Number of       (5)     Sole Voting Power               40,495 (1)
         Shares Bene-                               ----------------------------
           ficially        (6)     Shared Voting Power            749,397 (2)
           Owned by                                   --------------------------
         Each Report-      (7)     Sole Dispositive Power          40,495 (1)
          ing Person                                     -----------------------
             With          (8)     Shared Dispositive Power       749,397 (2)
                                                           ---------------------
(9)      Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                     -----------
         789,892 (2)
         -----------------------------------------------------------------------
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
(11)     Percent of Class Represented by Amount in Row (9)       5.19% (3)
                                                          ----------------------
(12)     Type of Reporting Person (See Instructions)            IN
                                                    ----------------------------

-------------
(1) Includes 36,995 shares of Common Stock issuable upon the exercise of stock options.
(2) Includes 746,791 shares of Common Stock held in family limited partnerships and 2,606 shares of Common Stock held jointly with spouse.
(3) Calculated on the basis of 15,207,324 shares of Common Stock outstanding on December 31, 2000.

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Item 1(a).        Name of Issuer:

                  ANDRX CORPORATION

Item 1(b).        Address of Issuer's Principal Executive Office:

                  4955 Orange Drive
                  Davie, Florida 33314

Item 2(a).        Name of Person Filing:

                  Alan P. Cohen

Item 2(b).        Address of Principal Business Office:

                  4955 Orange Drive
                  Davie, Florida 33314

Item 2(c).        Citizenship:

                  U.S.A.

Item 2(d).        Title of Class of Securities:

                  Cybear Group Common Stock, $.001 Par Value

Item 2(e).        CUSIP Number:

                  23243C102

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), identify the status of the person filing.

                  Not applicable

Item 4.           Ownership:

         (a)      Amount beneficially Owned:                     789,892 (1)
                                            ------------------------------------
         (b)      Percent of Class:                                5.19% (2)
                                   ---------------------------------------------

-------------
1 Includes 36,995 shares of Common Stock issuable upon the exercise of stock options, 746,791 shares of Common Stock held in family limited partnerships and 2,606 shares of Common Stock held jointly with spouse.
2 Calculated on the basis of 15,207,324 shares of Common Stock outstanding on December 31, 2000.

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         (c)      Number of shares as to which such person has:

                  (i)      sole power to vote or to direct
                           the vote                                   40,495 (1)
                                   ---------------------------------------------
                  (ii)     shared power to vote or to direct
                           the vote                                  749,397 (2)
                                   ---------------------------------------------
                  (iii)    sole power to dispose or to direct
                           the disposition of                         40,495 (1)
                                             -----------------------------------
                  (iv)     shared power to dispose or to direct
                           the disposition of                        749,397 (2)
                                             -----------------------------------

Item 5.           Ownership of Five Percent or Less of a Class.

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person.

                  Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                  Not applicable

Item 8.           Identification and Classification of Members of the Group.

                  Not applicable

Item 9.           Notice of Dissolution of Group.

                  Not applicable

Item 10.          Certification.

                  Not applicable

-------------
1 Includes 36,995 shares of Common Stock issuable upon the exercise of stock options.
2 Includes 746,791 shares of Common Stock held in family limited partnerships and 2,606 shares of Common Stock held jointly with spouse.

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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 9, 2001                                   /s/ ALAN P. COHEN
                                              ----------------------------------
                                                       ALAN P. COHEN


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